The following is an investor presentation provided to investors of both BTU and Amtech Systems, Inc. on October 22, 2014 in connection with the proposed merger of BTU and Amtech Systems, Inc.:

Filed by BTU International, Inc.
pursuant to Rule 425 under the Securities Act
of 1933 and deemed filed under Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: BTU International, Inc.
Commission File No.: 000-17297

AMTECH SYSTEMS TO ACQUIRE BTU INTERNATIONAL

October 22, 2014

Safe Harbor Statement

This Presentation may contain certain statements or information that constitute “forward-looking statements” (as defined in
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended).
In some but not all cases, forward-looking statements can be identified by terminology such as, for example, “may,” “will,”
“should,” “would,” “expects,” “plans,” “anticipates,” “intends,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Examples of forward-looking statements include statements regarding Amtech System, Inc.’s (“Amtech”) or BTU International, Inc.’s (“BTU”) future financial results, operating results, business strategies, projected costs, products under development, competitive positions and plans and objectives of each
Company and its management for future operations. Such forward-looking statements may also include, but are not limited to, statements about the benefits of the proposed merger involving Amtech and BTU, including future financial and operating results Amtech’s or BTU’s plans, objectives, expectations and intentions, the expected timing of the completion of the merger and other statements that are not historical facts. Such forward-looking statements and information are provided by each
Company based on current expectations of such Company and reflect various assumptions of management concerning the future performance of such Company, and are subject to significant business, economic and competitive risks, uncertainties and contingencies, many of which are beyond the control of such Company. Accordingly, there can be no guarantee that such forward-looking statements or information will be realized. Actual results may vary from any anticipated results included in such forward-looking statements and information and such variations may be material. No representations or warranties are made as to the accuracy or reasonableness of any expectations or assumptions or the forward-looking statements or information based thereon. Only those representations and warranties that are made in a definitive written agreement relating to a transaction, when and if executed, and subject to any limitations and restrictions as may be specified in such definitive agreement, shall have any effect, legal or otherwise. Each recipient of forward-looking statements should make an independent assessment of the merits of and should consult its own professional advisors. Except as required by law, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise.

Transaction Rationale Highlights

Greater scale, operating efficiencies and end market diversification
Combination reinforces Amtech’s solar growth opportunity
BTU’s Semi Reflow business is ~$40 million of revenue and a
consistently profitable business
BTU’s non-Semi Reflow business offers potential upside opportunity
Transaction is expected to be accretive to Amtech’s FY2015 non-
GAAP EPS
Combined business is expected to generate $4-5 million of annual operating expense savings within 12 months post-closing

Combines Leaders in Innovation
Financial:
Overview:
Founded: 1981 1950
Headquarters: Tempe, AZ North Billerica, MA
Employees
(1)
: 267 Employees 290 Employees
Intellectual Property
(2)
: 71 Patents 56 Patents
LTM Revenue:
$43.6 $51.1
LTM Gross Margin: 28.0% 34.5%
Global supplier of solar and
semiconductor process
equipment technology and
automation systems
Leading supplier of solar
diffusion furnaces
Platform driven by
acquisition of technology
and continuous innovation
Proven leader in capital
equipment for the
electronics assembly /
semiconductor packaging
industry
Strongly positioned as
capital equipment and
process provider to the
alternative energy industry
(1) Latest Amtech and BTU 10K filings.
(2) Includes issued and pending.
Note: LTM financials are as of June 30, 2014.

Summary of Transaction Terms

Pro Forma Ownership
Anticipated Close
Conditions
Leadership
76% Amtech shareholders; 24% BTU shareholders on
a fully diluted basis
Q1 2015
Amtech and BTU Boards have approved the transaction
Customary closing conditions and regulatory approvals
J.S. Whang, Executive Chairman; Fokko Pentinga,
CEO; Brad Anderson, CFO
1 additional new board member: Paul van der Wansem,
current CEO of BTU
Peter Tallian will be GM of BTU International division
Terms
Each share of BTU will be exchanged for 0.3291
shares of Amtech
Transaction
Amtech Systems, Inc. (“Amtech”) to acquire 100% of
BTU International, Inc. (“BTU”) common stock
Consideration
All stock acquisition valued at $32.5 million or $3.33
per BTU share
(1)
(1) Based on Amtech’s closing price of $10.13 on 10/21/2014.

Transaction Rationale Detail

Combination brings together two leaders in thermal
processing equipment
Consistent with Amtech’s strategy of pursuing strategic
acquisitions that complement the existing platform
Broader product portfolio
Semi Reflow products critical to the electronics assembly
and semi packaging market
Portfolio of solar and other complementary thermal-
based products
Expands Amtech’s served available markets
Stronger footprint in China
Expected to be immediately accretive to gross and
operating margins with significant operational synergies
Accretive to Amtech’s FY2015 non-GAAP EPS

Broad Portfolio of Thermal Process Technologies
Furnace &
Automation

Diffusion, Annealing
Furnace
Ion Implanter
LED Templates
Carriers
PECVD Furnace
Semi Packaging
SMT
Inline Annealing
Furnace
Metallization
Walking Beam
Custom and
Belt Systems
Amtech Suite of Products
Amtech Suite of Products
Amtech Polishing
BTU High Temp
BTU Suite of Products
BTU Suite of Reflow Products
Solar
Other
Semiconductor

Semi
Solar
Polishing

Other
Solar
Semi Reflow

Semi
Other
Semi Reflow
Solar
Polishing

9 Diversified End-Markets Pro Forma LTM Revenue $94.7M Note: LTM financials are as of June 30, 2014. LTM Revenue $51.1M LTM Revenue $43.6M

Key Takeaways
Larger, stronger global platform to support solar growth
Combination of leaders in thermal processing equipment with histories of innovation
Consistent with Amtech’s acquisition strategy
Broader product portfolio
Expands served available market
Stronger China footprint
Immediately accretive to gross and operating margins
Accretive to Amtech’s FY2015 non-GAAP EPS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Amtech Systems, Inc. (“Amtech”) and BTU International, Inc. (“BTU”) intend to file a registration statement on
Form S-4 with the Securities and Exchange Commission (the “SEC”), containing a joint proxy statement/prospectus, relating to the proposed merger. Amtech and BTU also intend to file other relevant documents relating to the proposed merger with the SEC. The proposals for the proposed merger will be made solely through the joint proxy statement/prospectus. BTU AND AMTECH URGE INVESTORS AND SHAREHOLDERS TO
READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS AND SUPPLEMENTS THERETO) WHEN IT
BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY EITHER PARTY WITH THE SEC BECAUSE THEY WILL
CONTAIN IMPORTANT INFORMATION ABOUT AMTECH, BTU AND THE PROPOSED MERGER.
Investors and shareholders of Amtech and BTU will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by BTU will be available free of charge on the investor relations portion of the Company’s website at www.btu.com. Documents filed with the SEC by Amtech will be available free of charge on the investor relations portion of the Amtech website at www.amtechsystems.com.
Participants in the Solicitation
This communication is not a solicitation of a proxy from any security holder of BTU or Amtech. BTU and its directors and executive officers, and
Amtech and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of BTU and Amtech common stock in respect of the proposed merger and the transactions contemplated thereby. Information about the directors and executive officers of BTU is set forth in the proxy statement for BTU’s 2014 annual meeting of stockholders, which was filed with the SEC on April 14, 2014. Information about the directors and executive officers of Amtech is set forth in the proxy statement for Amtech’s 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014. Investors and shareholders can obtain more detailed information regarding the direct and indirect interests of BTU’s and Amtech’s directors and executive officers in the proposed merger by reading the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available.
Important Information For Investors and Shareholders